 Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS
Tuesday, April 4, 2023
VOTING RESULTS
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 4, 2023. The votes were conducted by ballot.

Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

Election of Directors
Each of the following 13 nominees proposed by management was elected as a Director of the Bank.

NOMINEES	VOTES FOR		VOTES WITHHELD
Ammar Aljoundi	382,277,032	99.46%	2,056,298	0.54%
Charles J.G. Brindamour	382,698,643	99.57%	1,634,687	0.43%
Nanci E. Caldwell	379,025,026	98.62%	5,308,304	1.38%
Michelle L. Collins	381,442,988	99.25%	2,890,342	0.75%
Luc Desjardins	375,716,984	97.76%	8,616,346	2.24%
Victor G. Dodig	382,879,598	99.62%	1,453,732	0.38%
Kevin J. Kelly	377,485,315	98.22%	6,848,015	1.78%
Christine E. Larsen	383,010,593	99.66%	1,322,737	0.34%
Mary Lou Maher	379,604,302	98.77%	4,729,028	1.23%
William F. Morneau	382,557,396	99.54%	1,775,934	0.46%
Katharine B. Stevenson	381,529,803	99.27%	2,803,527	0.73%
Martine Turcotte	378,639,417	98.52%	5,693,913	1.48%
Barry L. Zubrow	380,056,686	98.89%	4,276,644	1.11%
Appointment of Auditors
Ernst & Young LLP was appointed as the auditors of the Bank.
VOTES FOR	VOTES WITHHELD
346,453,163	88.08%	46,865,527	11.92%
Advisory resolution regarding our Executive Compensation Approach
VOTES FOR	VOTES AGAINST
368,249,768	95.82%	16,081,953	4.18%
Shareholder Proposal 1: CEO to Median Worker Pay Ratio
VOTES FOR	VOTES AGAINST	VOTES ABSTAIN *
37,695,929	10.37%	325,962,323	89.63%	20,662,112	6%
Shareholder Proposal 2: Advisory Vote on Environmental Policy
VOTES FOR	VOTES AGAINST	VOTES ABSTAIN *
60,538,514	16.81%	299,583,687	83.19%	24,198,265	7%
Shareholder Proposal 3: Oil & Gas Sector Investment
VOTES FOR	VOTES AGAINST	VOTES ABSTAIN *
3,341,400	0.87%	379,129,052	99.13%	1,850,016	0%

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.